Exhibit (a) (18)
IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

POTASH CORPORATION OF SASKATCHEWAN INC.,

Plaintiff,	Civil Action No. 1:10-cv-06024

v.	Judge

BHP BILLITON LTD., BHP BILLITON PLC, and BHP BILLITON DEVELOPMENT 2 (CANADA) LTD.,

Defendants.
COMPLAINT FOR INJUNCTIVE AND OTHER RELIEF
     Potash Corporation of Saskatchewan Inc. (“PCS”) seeks to preliminarily and permanently enjoin BHP Billiton Ltd., BHP Billiton Plc, and BHP Billiton Development 2 (Canada) Ltd. (together, “BHP”) from proceeding on its attempt to wrest majority control from PCS shareholders in a coercive $40 billion hostile tender offer (the “Tender Offer”) – an offer built upon false and misleading statements and omissions relating to (i) the background of the offer, (ii) the conditions and uncertainties inherent in that offer, and (iii) BHP’s plans for PCS’s business if it acquires control, and built upon BHP’s manipulation of the perceived value of PCS.
     1. On August 12, 2010, BHP’s CEO Marius Kloppers met with PCS’s CEO Bill Doyle to convey BHP’s offer to purchase PCS for $130 a share. Kloppers stated “there is only a short window” to get a deal done. Kloppers also stated that BHP had been “studying PCS since 2001 and more intensively since 2005”; that Doyle had created “unbelievable shareholder value”; and that it was time for Doyle and PCS shareholders “to reap the harvest.” But, it is Kloppers and BHP who seek to “reap the harvest.” As Kloppers admitted to Doyle, he had

“choked on the [PCS] share price more than a couple of times.” BHP found a way to try to get past that choke-point – by driving down the price of PCS stock – as one analyst observed after BHP commenced its hostile tender offer:
So what are BHP up to? I think they were trying to scare off investors from the potash industry by painting a very apocalyptic view of the future industry, with a view of picking the stock up on the cheap, perhaps at $80 or $90 per share. However, the recent run-up in crop prices will spur demand for fertiliser and give the potash industry a better chance of recovering pricing power. This has driven the [PCS] share price higher and forced BHP’s hand.
(CF Eclectica Agriculture Fund, 30 July 2010 Monthly Fact Sheet, Eclectica Asset Management LLP, Aug. 2010, available at http://www.eclectica-am.com/pdf/EAGF/reports/ EAGF1007.pdf.)
     2. BHP has also sought to increase its chances of acquiring PCS on the cheap by making its offer in an unusually coercive form. Unlike a typical tender offer, BHP has not conditioned its offer on obtaining sufficient shares to enable it to effect a merger of PCS and BHP (66 2/3% required under Canadian law). Instead, BHP’s Tender Offer will be consummated if BHP is able to acquire a bare majority (i.e., just over 50%) of the outstanding PCS shares. PCS shareholders therefore face the real possibility that if they do not tender, they could be left owning shares in an enterprise controlled by BHP and without a clear exit strategy. The result is strong coercion to tender into BHP’s inadequate offer.
     3. Section 14(e) of the Securities Exchange Act of 1934 (“Exchange Act”), designed to “insure that public shareholders who are confronted with a tender offer will not be required to respond without adequate information,” Schreiber v. Burlington Northern, Inc., 472 U.S. 1, 2 (1985), requires that BHP be enjoined because:
•	Contrary to its representations in the Tender Offer that it began to consider an acquisition of PCS in May 2010, BHP embarked much earlier on a strategy designed to drive down the price of PCS stock and thereby make an acquisition possible – among other things, impairing the perceived future value of PCS by pledging to enter the potash industry as a new competitor, to develop its own greenfield sites into the first new potash mine in Saskatchewan in the last 40 years, and to run its new mine flat out, flooding the market with potash;
•	Fearing a backlash from its own shareholders because of a failed 2008 bid for mining giant Rio Tinto, BHP sought to avoid a vote of its shareholders on the Tender Offer for PCS shares, and thus (1) made strategically-timed announcements about its plans to become a potash competitor to drive down PCS’s perceived value to a low enough level to avoid triggering a BHP shareholder vote, and (2) moved on its intent to acquire PCS in the “small window” before PCS stock price recovered from a 52-week low, and before an expected spike in worldwide potash demand that would surely lead to increases in PCS’s stock price and require a BHP shareholder vote;

•	But, BHP failed to disclose to PCS shareholders that on the day it launched its hostile bid, and thereafter in light of the market reaction to the offer price, it was reasonably likely that a vote of BHP shareholders – required under U.K. law for any acquisition where the consideration equals 25% or more of the acquirer’s market capitalization – would be required. Indeed, even BHP’s lowball bid was equal to approximately 23% of BHP’s market capitalization at the time the tender offer was commenced. BHP’s misleading omission deprived PCS shareholders of critical information in at least two respects: that approval of the transaction was uncertain, and that the need for shareholder approval could constrain BHP’s ability to increase its bid to a level closer to fair value; and

•	BHP has also made false and misleading statements regarding its plans for how it will run PCS if it acquires control, whether it will develop its Jansen greenfield project, whether it will participate in the Canpotex joint export venture, and whether it will sell PCS’s nitrogen and phosphates businesses. Each of these is a critical consideration for PCS shareholders threatened with the prospect of becoming minority shareholders in a BHP-controlled entity because BHP can complete the tender offer by acquiring just over 50% of the shares.
     4. As a result of BHP’s misleading statements, PCS shareholders have received false and conflicting information about BHP’s offer and PCS’s prospects and true value. Since BHP’s offer became public, PCS’s shares have traded in a range of $145-$150 per share, well above BHP’s tender offer price of $130 per share. Indeed, PCS’s share price rose to 13% over the BHP offer price after one day and by almost 15% one week later. The market’s reaction to the BHP $130 per share offer was unique and reflects a clear signal that the offer is inadequate.

Traditionally, in tender offers for large companies, the trading price for the target’s shares tends to settle within a week to a price below the tender offer price. Here, PCS shares continue to trade over a month later significantly above the BHP offer price. Based on the information available to the market, the market has determined that $130 per share is not the right price for PCS, but it remains confused about the true value of PCS.
     5. In the midst of this confusion, PCS shareholders now face a rapidly approaching deadline of November 18, 2010 to determine whether to tender their shares.1 Because of BHP’s false statements, half-truths, and contradictions – all of which were designed to confuse and coerce PCS shareholders into tendering their shares to BHP in a Tender Offer that can be completed with just a bare majority of the shares – shareholders lack clear and accurate information about BHP’s intentions and the true value of PCS shares. BHP’s statements concerning its plans for PCS and the potash industry are particularly coercive to PCS shareholders because those who do not tender their shares, or all their shares, may well be left in an enterprise controlled by BHP with great uncertainty as to the value of their shares and no clear exit strategy.
* * * * * *
     6. BHP has violated the federal securities laws and it should be enjoined from proceeding with its Tender Offer. Otherwise, PCS’s shareholders will be irreparably harmed as a result of BHP’s coercively-structured tender offer because they face the dilemma of whether to (i) tender their shares to BHP on an inadequate record tainted by BHP’s misleading statements and omissions and a manipulated and confused market price that does not reflect the true value

[1]	The original expiration date was October 19, 2010, but BHP extended that date recently in response to actions undertaken by the Canadian Competition Bureau in connection with that group’s review of the Tender Offer.

of PCS; or (ii) risk being left as a minority shareholder in an enterprise controlled by BHP with an uncertain future business plan.
THE PARTIES
     A. Plaintiff
     7. PCS is a Canadian corporation with its principal place of business in Saskatoon, Saskatchewan, Canada. Through its subsidiaries, PCS maintains its U.S. commercial center in this District, located at 1101 Skokie Boulevard, Northbrook, Illinois 60062. PCS’s shares are traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange. Approximately 111 million shares, or more than 37% of PCS’s outstanding shares, are currently held beneficially by U.S. residents. Of the total PCS shares traded during the past five years, approximately 84% of the daily trading volume was on the NYSE. PCS files periodic reports with the United States Securities and Exchange Commission (“SEC”), and its phosphate and most of its nitrogen operations are based in the U.S.
     B. Defendants
     8. BHP Billiton Plc is incorporated in England and Wales and has a registered office at Neathouse Place, Victoria, London SWIV 1BH.
     9. BHP Billiton Ltd. is incorporated in Victoria, Australia. It has a registered office at BHP Billiton Centre, 180 Lonsdale Street, Melbourne, Victoria 3000.
     10. BHP Billiton Plc maintains a primary listing on the London Stock Exchange and a secondary listing on the Johannesburg Stock Exchange. BHP Billiton Ltd. maintains a primary listing on the Australian Stock Exchange.
     11. Both BHP Billiton Plc and BHP Billiton Ltd. maintain American Depositary Shares on the NYSE under the symbols BHP (since 1987) and BBL (since 2003), with each

American Depositary Share representing two ordinary shares evidenced by American Depositary Receipts (“ADRs”).
     12. On June 29, 2001, BHP Billiton Plc and BHP Billiton Ltd. combined to create the BHP Billiton Group. BHP was created through the Dual Listed Companies (DLC) merger of BHP Ltd. (now BHP Billiton Ltd.) and Billiton Plc (now BHP Billiton Plc), which was consummated on June 29, 2001. The headquarters of BHP Billiton Ltd., and the global headquarters of the combined BHP Billiton Group, are located in Melbourne, Australia. BHP Billiton Plc is located in London, United Kingdom. Shareholders in each entity have equivalent economic and voting rights in the BHP Billiton Group as a whole.
     13. BHP Billiton Development 2 (Canada) Ltd. is a wholly-owned, indirect subsidiary of BHP Billiton Plc. BHP Billiton Development 2 (Canada) Ltd. was formed for the purpose of acquiring PCS.
     14. BHP and its affiliates, collectively, are the eighth largest company in the world, with a combined market capitalization of approximately $189 billion, eclipsing such corporate giants as IBM, Shell, and AT&T. According to BHP’s latest annual filing with the SEC, as of June 30, 2009, U.S. share ownership of ADRs translated into 299,898,954 shares of BHP Billiton Ltd. and 70,388,132 shares of BHP Billiton Plc, or more than 12% of the combined companies. Combined average daily trading volume for ADRs of BHP Billiton Plc and BHP Billiton Ltd. on the NYSE has been in excess of six million ADRs daily for the past year.
JURISDICTION & VENUE
     15. This Court has jurisdiction over the subject matter of this action under 28 U.S.C. § 1331 and 15 U.S.C. § 78aa and 28 U.S.C. § 2201.
     16. This Court has personal jurisdiction over defendants under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, because acts by all three defendants constituting securities law violations have occurred here. BHP’s Tender Offer violates the federal securities laws, and thus, the Court can exercise nationwide jurisdiction over defendants. (15 U.S.C. § 78aa.) In addition, this Court has both general and specific personal jurisdiction over defendants because all three defendants are parties to BHP’s Tender Offer, which is the gravamen of this action, and which they purposefully caused to be disseminated through the U.S. mails to United States citizens, including citizens of Illinois, in an effort to secure the tender of their shares in PCS. Moreover, on August 12, 2010, the CEO of BHP Billiton Group, Marius Kloppers, acting as an agent for the defendants, came to this District personally to communicate the offer to purchase PCS’s shares to its CEO, Bill Doyle. In addition, BHP Billiton Plc and BHP Billiton Ltd. are subject to personal jurisdiction in the United States because each has purposely availed itself of the benefits and protections of the United States by listing American Depositary Shares on the NYSE. Each of these companies has had continuous and systematic contacts with the United States, both directly and through their subsidiaries, at least one of which is registered to do business in Illinois. Finally, in addition to its own actions with respect to the Tender Offer, this Court has personal jurisdiction over BHP Billiton Development 2 (Canada) Ltd. because it is the alter ego of and is controlled in all respects by BHP Billiton Plc and BHP Billiton Ltd., both of which are subject to personal jurisdiction in this Court.
     17. Venue is proper in this judicial district under 28 U.S.C. § 1391 and 15 U.S.C. § 78aa. This action arises out of BHP’s transaction of business within the State of Illinois. BHP has caused the dissemination of fraudulent and misleading materials to residents of Illinois in connection with its Tender Offer. Moreover, as discussed above, BHP communicated its Tender Offer to PCS in this District, where PCS maintains its U.S. commercial center.

     18. Declaratory relief is appropriate under 28 U.S.C. § 2201 because an actual controversy exists regarding the propriety of BHP’s statements and disclosures.
BACKGROUND2
     A. The Potash Industry
     19. “Potash” is the common name of a family of potassium-containing salts that are essential nutrients for plant growth. In most cases, potash is mined from naturally occurring, underground ore deposits. Potash is principally used as an agricultural fertilizer because it is a source of soluble potassium. Farmers throughout the world use large amounts of potash to help crops fight disease and to enhance crop yields. Somewhere between 93-95% of world potash production goes into fertilizer. As a key farm input, potash accounts for roughly 22% of fertilizer in developed economies. That fertilizer is used to grow feed corn that supports cattle and other meat-producing livestock.
     20. Potash reserves are confined to relatively few areas of the world. Canada, Russia, and Belarus account for approximately two-thirds of the annual world production and approximately 80% of global reserves. Canada, and in particular the Province of Saskatchewan, is home to the world’s largest mineable deposits of potash.
     21. One of the unique characteristics of potash that differentiates it from other mined resources is that it is degradable. As a result, potash producers cannot mine in significant excess to demand and hold the extra potash in inventory indefinitely. The Canadian potash industry

[2]	PCS makes the allegations contained in this complaint upon knowledge as to its own acts and certain actions taken by BHP and upon information and belief as to all other matters. PCS’s allegations are based in part on the investigation of its attorneys, which included, among other things, a review and analysis of: (a) SEC filings; (b) press releases, news articles, and other public statements issued by or concerning BHP; (c) statements and information provided to PCS by BHP; and (d) research and analyst reports concerning BHP and its business strategies.

experienced this problem in the 1980s when potash mining exceeded demand and significant amounts of the salt were wasted.
     22. Entry into the potash industry as a new competitor is challenging due to the time and expense involved in preparing a new mine for operation. The process starts by identifying a “greenfield” – a source of undeveloped potash. After a miner has identified and acquired a greenfield site, it must invest substantial time and money to ready the greenfield location for potash production. This development includes: extensive and expensive exploratory drilling and environmental assessment; developing and constructing the appropriate infrastructure (power, gas, water supply, roads and railways, port facilities and potential domestic distribution facilities, storage, and rail yards); and, in Saskatchewan, freezing the mining shaft area. Only after thorough freezing can shaft drilling, and then mining, begin.
     23. The entire process of developing and preparing a single potash mine for operation, from exploratory drilling to a steady state of mining operations, typically costs several billion dollars and takes many years to complete. Mining a newly developed greenfield site for the first time brings many additional challenges, costs, and delays, depending on such factors as ore quality and mine management issues.
     24. Given these extraordinary obstacles, new potash mines are rarely developed. In fact, a new potash mine has not been brought into operation in the Province of Saskatchewan in the past 40 years.
     B. PCS’s Business
     25. PCS was created in 1975 as a Crown corporation owned by the Saskatchewan government. By the 1980s, the potash industry was faced with a major oversupply problem, due in part to the then-government-owned PCS and its ill-advised strategy to run its mines at full production without regard to demand. The oversupply led to a price war among competitors, an industry crisis, dumping allegations in the U.S., and record losses across the industry. By 1987, the price for potash was at historically depressed levels, such that potash producers were losing millions of dollars.
     26. The Saskatchewan government privatized PCS in 1989 in an effort to return the company to profit, and PCS became a publicly-traded company that same year. A turning point for PCS has occurred during the last decade, when meat and poultry became greater staples of the diets of the expanding middle income populations of China and India. Feeding livestock requires more grain, which requires more potash fertilizer. By 2008, demand for potash was at an all-time high, and prices for potash soared, from less than $200 per metric ton one year earlier, to more than $800 per metric ton.
     27. As stated in PCS’s 2009 Annual Report on Form 10-K, PCS is the world’s largest integrated fertilizer and related industrial and feed products company. It is the largest producer of potash worldwide, by both capacity and production, representing 11% of global potash production and 20% of global potash capacity.
     28. PCS is also one of the world’s largest producers of phosphates and nitrogen. In 2009, its phosphate operations represented 5% of world phosphoric acid production and its nitrogen operations produced 2% of global ammonia production.
     29. As stated in its 2009 Form 10-K, PCS owns and operates five potash mines in the Province of Saskatchewan and one mine in the Province of New Brunswick, Canada. It also holds mineral rights at a mine near Esterhazy, Saskatchewan. PCS’s mines had an estimated annual maximum operational capability in 2009 of approximately 10.775 million metric tons of potash.

     30. The Saskatchewan basin is considered the premier source of world-class potash. The basin currently provides roughly 25% of the world’s potash; its untapped potash could supply the world’s potash demand, at its current levels, for several hundred years.
     31. PCS sells, trades, and markets its Saskatchewan potash outside the United States and Canada through Canpotex Limited (“Canpotex”), an entity that is also owned by Canada’s two other primary potash producers – Mosaic Co. and Agrium, Inc.3 Canpotex is the world’s largest exporter of potash, and its members, including PCS, benefit from the economies of scale provided by Canpotex’s extensive distribution system and lower transportation costs, which can be considerable when shipping from Canada’s interior.
     C. BHP’s Interest in Entering the Potash Market.
     32. BHP Billiton Group holds itself out as the “world’s largest diversified natural resources company,” with interests in over 100 operations across more than 25 countries world-wide. BHP’s global operations and interests make it the world’s largest supplier of seaborne traded hard coking coal and manganese ore; the third largest producer of nickel and copper; the sixth largest producer of primary aluminum; and a leading producer of lead, zinc, iron ore, and export thermal coal.
     33. Despite BHP’s extensive holdings in a broad range of natural resource mining operations, it does not own or operate a single potash-producing mine. To further diversify its business operations, BHP has sought to enter the lucrative potash market for many years. In particular, BHP has long been interested in acquiring PCS, because of PCS’s premier position in the industry and because of the substantial expense, long lead time, and other drawbacks of entering the market by developing new sources of potash production.

[3]	PCS’s subsidiaries sell the company’s potash directly to customers in the United States, Canada, and certain other countries.

     34. In November 2007, just one month after Kloppers became CEO, BHP launched a hostile bid to acquire mining rival Rio Tinto in what would have been the second largest corporate takeover in history. As part of its offer, BHP notified its shareholders that it would be seeking their approval for the transaction and offered to buy back up to $30 billion in BHP shares within one year of acquiring complete ownership of Rio Tinto. However, by November 2008, commodity prices had dropped and market conditions had deteriorated, and BHP announced that the takeover was no longer in the best interests of its shareholders.
     35. In search of his first major acquisition as BHP’s newest CEO, Kloppers set his sights on PCS. At the time BHP launched its bid for Rio Tinto, PCS shares were at the beginning of a meteoric rise, increasing from nearly $45 a share in January 2007 to more than $120 per share in November 2007 and as high as $240 per share before BHP decided to abandon its bid to acquire Rio Tinto.
     36. Until its August 2010 offer to acquire PCS, BHP concealed its longstanding interest in such an acquisition. Instead, Kloppers and BHP implemented a strategy designed in substantial part to depress the perceived long-term value of PCS, so that BHP could secure control of PCS at a low-ball price. Thus, over the course of several years, BHP fed into the market a supposed “build, not buy” plan – pledging to enter the potash industry as a new competitor; to develop its own greenfield sites into the first new potash mine in Saskatchewan in the last 40 years; and to run its new mine flat out, flooding the market with potash and driving down prices.
     37. BHP’s announcements were strategically timed, intended to color investors’ views of the future for PCS, and designed to raise the specter that BHP was the 800-pound gorilla about to become a major competitor of PCS, including:

•	As early as June 23, 2008, when PCS’s share price was at an all-time high, Kloppers forecasted that BHP “could invest billions – perhaps $10 billion over the next decades – and take [its Canadian potash reserves] into a very, very significant producer of potash;”

•	On January 28, 2010, the same day that PCS released its fourth quarter results for 2009, BHP announced its acquisition of Athabasca Potash, Inc., which gave BHP access to an additional 14,000 square kilometers of prospective exploration ground near PCS’s operations in Saskatchewan; and

•	On the very day that PCS’s Doyle was on his way to Chicago last month to meet with Kloppers (at the latter’s request) about BHP’s proposal to acquire PCS, Doyle heard of an announcement that BHP planned to open a substantial potash export facility at the Port of Vancouver, Washington. The announcement, however, did not mention that the port contract was not scheduled to be signed until 2012, the proposed facility was not needed in light of existing export facility capacities, or that BHP would not be in a position to ship potash from its promised new mine for at least five more years.
     38. At the August 12, 2010 meeting with Doyle, Kloppers lamented that he would have preferred to build a relationship with Doyle before trying to acquire PCS, but stated “there is only a short window” to get a deal done. As discussed below, the only window that was closing was BHP’s ability to acquire PCS at a price well below PCS’s intrinsic value and without triggering a BHP shareholder vote.
     39. BHP’s clear aim throughout this process has been to undermine investor confidence in the potash industry – and in PCS’s long term prospects in particular – by depressing the market’s perception of the long-term intrinsic value of PCS’s shares and priming the company for a takeover at an artificially low price.
     D. BHP Makes a Low-Ball Bid for PCS.
     40. At the end of the August 12 meeting, Kloppers presented Doyle with a proposal to combine BHP and PCS pursuant to a plan of arrangement in which PCS shareholders would receive $130 per share.

     41. Directly contrary to the “build, not buy” strategy BHP had publicly touted for years, Kloppers told Doyle that BHP had been interested in PCS for 10 years and had seriously considered making an offer to acquire PCS for five years. He commended Doyle for creating “unbelievable shareholder value,” and noted that he had “choked on the [PCS] share price more than a couple of times.” Kloppers made clear that BHP felt there was only a short window to get the deal done and allow BHP to take advantage of the anticipated ramp-up in worldwide potash demand. This sense of urgency was no doubt intensified by the fact that PCS’s share price was on the rise – rebounding from a closing price of $84.60 on July 5, 2010 to $112.04 on the day of Kloppers’s visit. BHP was motivated to complete the acquisition before PCS recovered fully.
     42. The next day, BHP’s chairman Jacques Nasser sent a letter communicating the same proposal to PCS’s chairman, Dallas Howe.
     43. Doyle immediately took the proposal outlined by Kloppers and in Nasser’s letter to the PCS Board of Directors, and in the days that followed, the Board met and consulted with financial and legal advisors in order to weigh the BHP proposal.
     44. On August 17, 2010, after fully considering BHP’s $130 per share proposal, PCS’s Board of Directors unanimously rejected it. The PCS Board concluded that the proposal was not in the best interests of PCS’s shareholders and was wholly inadequate in light of PCS’s fundamentals, market position, and strong prospects for future growth.
     45. That same day, PCS communicated its decision to BHP in a letter from Howe to Nasser. In the letter, Howe explained that PCS believed “the timing of [BHP’s] proposal is highly opportunistic given that, among other things, the industry is still in the early stages of a recovery.” Howe continued: “PCS is significantly and disproportionately undervalued as a result of our strategic decisions to match production with demand while continuing to invest in our infrastructure. The Board determined that your proposal fails to adequately recognize the value of PCS’s premier position in the industry, the value of our planned capacity expansions and the value of our equity investments.” (Letter from Dallas Howe, Chairman, PotashCorp, to Jacques Nasser, Chairman, BHP Billiton (Aug. 17, 2010) (Ex. A).)
     46. Also on August 17, 2010, PCS publicly disclosed the decision of its Board of Directors to its shareholders. PCS reiterated its reasons for rejecting BHP’s proposal: “[The] BHP proposal grossly undervalues PotashCorp and fails to reflect both the value of our premier position in a strategically vital industry and our unparalleled future growth prospects.” The Board concluded that, “[i]n the interest of transparency, we believe it is critical for our shareholders to be aware of this aggressive attempt to acquire PotashCorp for significantly less than its intrinsic value.” (Presentation, PCS, Investor Presentation (Aug. 17, 2010), available at http://www.potashcorp.com/media/POT_2010_Investor_Presentation.pdf.)
     47. Within days, the market demonstrated its agreement that BHP’s proposal (and subsequent Tender Offer) undervalued PCS’s shares, as the share price leapt from approximately $110 per share before news of the proposal went public to more than $150 per share in the days following the announcement, eventually settling into a trading range of $145-149 per share.
     48. On Friday, August 20, 2010, BHP formally launched its hostile Tender Offer, communicating the offer of $130 per share directly to PCS shareholders. (See BHP, Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Aug. 20, 2010) (attaching the Offer and the Circular) (collectively, “Schedule TO”) (Ex. B).) Under BHP’s Tender Offer, as amended, PCS shareholders have until November 18, 2010 to tender their shares. Unlike a typical tender offer, BHP has not conditioned its offer on obtaining sufficient shares to enable it to effect a merger of PCS and BHP (66 2/3% required under Canadian law). Instead, BHP has agreed to consummate the Tender Offer if it is able to acquire a controlling interest of just over 50% of the shares. This creates the real possibility that PCS shareholders who do not tender, or do not tender all their shares, could be left owning a minority position in an enterprise controlled by BHP and without a clear exit strategy.
     49. On Monday, August 23, 2010, PCS filed its response to the BHP offer on Schedule 14D-9, discussing the unanimous recommendation of its Board of Directors against the Tender Offer based on the conclusion that it was wholly inadequate and not in the best interests of PCS’s shareholders. (See PCS, Solicitation/Recommendation Statement under Section 14(d)(4) of Exchange Act (Aug. 23, 2010) (“Schedule 14D-9”) (Ex. C).)
     50. Though BHP has publicly characterized its $130 per share offer as a “fair price” for PCS, it knows that this is untrue. Indeed, BHP’s offer represents a premium of only 20% over the closing price for PCS’s shares on the day before Kloppers met with Doyle to first convey the offer. By comparison, when BHP acquired Anglo Potash Ltd. in 2006, it paid a premium of 34% over the pre-offer closing price. It then bought Athabasca Potash Inc. earlier this year for a premium of 105% over the closing price before the acquisition plans were announced. Neither Anglo Potash nor Athabasca had a single operating mine; BHP was simply buying exploratory greenfield sites that were many years away from actual production. For BHP to offer a lower premium to acquire PCS – the industry’s premier potash producer that has historically boasted the highest multiples of any firm in the industry – and then call that offer “fair” defies credulity.
     E. BHP’s Disclosures Relating to the Tender Offer Are False and Misleading.
     51. In connection with its Tender Offer, BHP is prohibited by law from making false statements or omissions of material fact and from engaging in any fraudulent, deceptive, or manipulative act or practice. (15 U.S.C. § 78n(e).) BHP is also required by law to provide PCS shareholders with certain information pertaining to the Tender Offer on its Schedule TO, including the material terms of the transaction and its plans, proposals or negotiations that would result in any material change in PCS’s business. As detailed below, BHP knowingly and recklessly violated these requirements in multiple ways.
1.	BHP Omitted Material Information About a BHP Shareholder Vote and Misrepresented Whether Such a Vote Would Be Required.
     52. BHP failed to inform PCS shareholders that the vote of a majority of its own shareholders was reasonably likely to be required to complete the Tender Offer and that the approval of its shareholders was far from assured. BHP knowingly and recklessly omitted this information in the disclosures it was required to make under U.S. law.
     53. Rule 14d-3 of the Exchange Act requires a person making a tender offer to file certain disclosures in its Schedule TO. (17 C.F.R. § 240.14d-3.) The instructions to Schedule TO and Items 1001 and 1004(a) of Regulation M-A under the Exchange Act require all material terms of a tender offer to be disclosed. (17 C.F.R. §§ 240.14d-100; 229.1000; 220.1004(a).) The material terms of a tender offer include prospective conditions and events if they are reasonably likely to occur.
     54. BHP’s Offer and Circular, filed on August 20, 2010, contains a section entitled “Conditions of the Offer.” In this section, BHP identifies a laundry list of conditions that must be satisfied before it will be obligated to take up, purchase, or pay for tendered shares of PCS. Although the list includes items such as clearing U.S. and Canadian regulatory and antitrust hurdles, at no point does the 66-page document mention or refer to BHP shareholder approval as a condition for consummation of the Tender Offer. (See Schedule TO, Ex. B.)

     55. At the time it filed Schedule TO, BHP knew or recklessly ignored that the approval of the transaction by BHP’s shareholders was reasonably likely to be a condition for consummation of the Tender Offer and that such approval was far from assured.
     56. The Listing Rules of the United Kingdom Financial Services Authority, to which BHP is subject, clearly require listed companies and their subsidiaries to obtain shareholder approval for any transaction where the consideration paid to acquire the target company equals or exceeds 25% of the acquiring corporation’s market capitalization.
     57. With the recent economic downturn, shareholders increasingly insist that excess corporate cash be returned to them in the form of dividends or share repurchases, and not utilized on large corporate acquisitions.
     58. A recent survey of BHP shareholders demonstrates that there is a substantial risk that a majority of BHP shareholders (64% of those surveyed) would not approve BHP’s acquisition of PCS. (See, e.g., Rebecca Keenan, BHP Shareholders Favor Buybacks to Potash Bid, Bloomberg Survey Indicates, Bloomberg, Sep. 7, 2010, available at http://www.bloomberg.com/news/2010-09-07/bhp-shareholders-favor-buybacks-to-potash-bid-bloomberg-survey-indicates.html (citing Bloomberg News survey of BHP investors).) One fund manager at Perpetual Investments, a fund that manages the equivalent of $25 billion, including an investment in BHP shares, said on September 8, 2010: “‘M&A should always be measured versus the value accretion of buying back’ your stock. Versus PotashCorp, I’d prefer them to buy back BHP shares.” (Christopher Donville and Rebecca Keenan, Potash’s CEO Says BHP Unlikely to Be the Only Bidder, Bloomberg, Sep. 8, 2010, available at http://www.businessweek.com/news/2010-09-08/potash-s-ceo-says-bhp-unlikely-to-be-the-only-bidder.html.)

     59. BHP knows full well that any need to obtain its shareholder approval would put its proposed PCS acquisition at risk, so it has knowingly omitted any mention of such a condition from its Schedule TO. As one analyst stated: “[W]e would not rule out that BHP’s initial offer is likely to have been engineered to avoid [the need for] BHP shareholder approval for the deal, rather than BHP’s final valuation of [PCS] as a takeover target.” (Americas Merger Report, Independent Global Research Ltd., Aug. 23, 2010.)
     60. BHP has also knowingly and recklessly misrepresented the legal standards for whether and when a shareholder vote would be required to approve the Tender Offer, stating to the press that BHP shareholder approval might never be required because the 25% calculation is “performed only once on the date of the launch of the offer.” (Americas Merger Report, Independent Global Research Ltd., Aug. 23, 2010 (noting a BHP representative “confirmed to us that the test for a Class 1 Transaction is performed only once on the date of the launch of the offer, and therefore BHP shareholder approval will not be required even if BHP raises its offer substantially.”).) The United Kingdom rules dictate otherwise and require the calculation to be made whenever there is a significant change in an offer, including a price increase.
     61. It is reasonably likely that the U.K. Listing Rules and the shareholder vote requirement will apply to this transaction. Based on the closing price of BHP shares on August 19, 2010, the day before the tender offer was commenced – and even at the lowball $130 price stated in that offer – the offer amounted to nearly 23% of the market capitalization of BHP. Indeed, if BHP made its Tender Offer based on a mere 4.6% premium over the trading price of PCS shares on the last business day before this Complaint was filed – the approval of BHP shareholders would be required for the transaction to be completed. Given the likelihood that the market price of PCS’s stock will remain well above BHP’s Tender Offer price, BHP will have to increase its bid if it has any hope of successfully completing the Tender Offer. As a result, the risk that BHP shareholders will be entitled to vote on, and reject, the transaction is material information that should be disclosed to PCS’s shareholders before they decide whether to tender their shares. Likewise, PCS shareholders must be informed of the likelihood that an increased bid will trigger the shareholder approval requirement so they can evaluate the extent to which – in light of the unwillingness of BHP management to face such a shareholder vote – this factor will constrain BHP’s ability to increase its bid to a level approaching fair value.
     62. BHP’s failure to disclose the risk that shareholder approval is a reasonably likely condition to its ability to consummate a transaction, its failure to disclose that its shareholders might not approve the acquisition of PCS shares, and its false statement that such a vote would not be required even with an increase in the offer price are material to PCS shareholders.
2.	BHP’s False and Manipulative Statements About Its Plans for PCS and the Potash Industry Were Designed to Confuse Shareholders and Raise Doubts About the Long-Term Profitability of PCS.
     63. Before and after the Tender Offer was commenced, BHP has knowingly and recklessly misled the market and PCS shareholders about its plans for PCS and the potash industry. BHP has told at least three mutually-inconsistent stories, all designed to undermine investor and analyst confidence in the long-term value of PCS and to prime the company for a takeover at an unfair price. In an effort to conceal its longstanding scheme, BHP states in its Schedule TO filing that it did not “commence[] a process to consider a possible combination” with PCS until May 2010. (Schedule TO, Ex. B, at 33.) In fact, as Kloppers told Doyle when they met in Chicago on August 12, 2010, BHP has been studying PCS since at least 2001 and intensively studying PCS since 2005.
     64. Item 6 of Schedule TO and Item 1006(c)(5) of Regulation M-A require a person making a tender offer to disclose any plans, proposals, or negotiations that would result in “any other material change in the subject company’s . . . business.” (17 C.F.R. §§ 240.14d-100; 229.1000; 229.1006(c)(5).)
     65. BHP’s Schedule TO contains a section entitled “Plans for PotashCorp” that identifies: (a) BHP’s plans to acquire control and ownership of PCS depending on how many shares are tendered; (b) its intention to review “various business strategies” if it acquires 100% ownership of PCS; (c) its intention to increase exploration spending at PCS if it acquires control; and (d) its plans and intentions with respect to Canpotex. This section of Schedule TO also contains a representation by BHP that it has “no current plans or proposals or negotiations that relate to or would result in . . . any other material change in [PCS’s] corporate structure or business.” (Schedule TO, Ex. B, at 36.)
     66. As described below, BHP’s statement that it had no other plans or proposals that would materially change PCS’s business was false and misleading. In fact, by the time BHP made this statement, it had already injected into the market at least three different stories about its plans for PCS and the potash industry, knowingly and recklessly misleading and confusing PCS investors.
a.	Story A – Build, Not Buy
     67. For several years leading up to its hostile bid for PCS, BHP trumpeted its intention to enter the potash industry by acquiring and developing greenfield sites, with the stated goal of opening the first new potash mine in Saskatchewan in 40 years.
     68. In June 2006, BHP acquired its first substantial greenfield interest – a 75% stake in Anglo Potash Ltd. In July 2008, BHP acquired the remaining 25%, giving it control over 7,338 square kilometers of highly prospective exploration permits in the Saskatchewan basin and Manitoba. (BHP Billiton Ltd. & BHP Billiton Plc, Report of Foreign Private Issuer (Form 6-K),

at 3 (Aug. 18, 2008), available at http://shareholder.api.edgar-online.com/efx_dll/edgarpro.dll? FetchFilingRTF1?sessionid=3K4sH3_y1h6fTFQ&ID=6110856&PageBreakStyleID=2#D6K_HTM_TOC.)
     69. In an August 2007 presentation to investors, BHP declared that potash was a future option for the company and, at over $2 billion, potash exploration was among the largest capital expenditures proposed by BHP. (Transcript, BHP, Preliminary Results — 30 June 2007 Debt Investor Call, at 12 (Aug. 22, 2007), available at http://www.bhpbilliton.com/bbContentRepository/fy07debtinvestorpresentation.pdf.)
     70. With the Anglo Potash acquisition, BHP secured land for what became known as the “Jansen Project.” The head of BHP’s Canadian Operations, Graham Kerr, confirmed that the company would actively enter the potash market as a new competitor: “We see potash as a highly attractive industry.” Kerr continued, “across Manitoba and Saskatchewan, we will pursue multiple projects over the course of the next few years.” (Liezel Hill, Potash an ‘Excellent Fit’ for BHP — Kerr, Mining Weekly, June 10, 2008, available at http://www.miningweekly.com/ article/potash-an-039excellent-fit039-for-bhp-kerr-2008-06-10.)
     71. The Jansen Project is a greenfield potash development in central Saskatchewan. BHP has announced that the Jansen Project potash capacity is larger than it first expected — the land likely could produce approximately 3.37 billion metric tons of potash. If fully operational, the Jansen Project’s production capacity would make it the largest potash mine in the world.
     72. Beginning in 2008, BHP began very preliminary steps toward converting its Jansen Project greenfield site into an operating mine. On June 23 of that year, Marius Kloppers boasted that BHP’s Canadian potash resources were “absolutely world-class,” and forecasted “the real opportunity that, perhaps with upside, [BHP] could invest billions — perhaps $10 billion over the next decades — and take that into a very, very significant producer of potash.” (Transcript, BHP, Presentation to the Melbourne Mining Club, at 11 (June 23, 2008), available at http://google.brand.edgar-online.com/EFX_dll/EDGARpro.dll?FetchFilingHtmlSection1? SectionID=6014832-1703-42037&SessionID=4_mFWS0AHfLgf57.)
     73. Just before Kloppers made his comments about the threat of BHP entering the potash market, PCS’s share price was at an all time high, and it has not traded at that level since then. Analysts have recognized that uncertainty about BHP’s entry into the potash industry has unsettled the market. (See, e.g., Mark Connelley, Fertilizer Market Conditions, CLSA — US Agriculture, Jul. 19, 2010 (“We believe worries about BHP have held back PotashCorp shares, to a degree that is not supported by the risk, while expectations that potash prices cannot rise are very likely to be proven incorrect in the coming months”); Jacob Bout, POT: Analyst Day — Banking on Record Potash Demand 2011 Onward, CIBC, May 19, 2010 (“We continue to view the biggest risk, and a potential game changer, to the potash industry is the entrance of BHP and its 10Mt/yr potash greenfield project.”).)
     74. In January 2010, BHP approved a $240-million investment for further development of the Jansen Project — just a tiny fraction of the cost needed to convert the greenfield site into an operating mine. The money was earmarked for engineering, equipment, and materials commitments, as well as preparing the site for production and service shafts. (See Press Release, BHP, Update on Jansen Project (Jan. 20, 2010), available at http://www.bhpbilliton.com/bb/investorsMedia/news/2010/updateOnJansenPotashProject.jsp.)
     75. In addition, earlier this year, BHP acquired Athabasca Potash Inc., a small potash company that owned various potash exploration properties in Saskatchewan and held one of the largest exploration permit areas in the Saskatchewan basin. The Athabasca acquisition gave

BHP access to an additional 14,000 square kilometers of prospective exploration ground in the Saskatchewan basin, but Athabasca had no operating potash mines. (Press Release, BHP, Plan of Arrangement to Acquire Athabasca Potash Inc. (Jan. 28, 2010), available at http://www.bhpbilliton.com/bb/investorsMedia/news/2010/planOfArrangementToAcquireAthabascaPotashInc. jsp.)
     76. Perhaps not coincidentally, given its long-time, secret interest in acquiring PCS, the mineral rights that BHP snapped up in its purchases of Anglo Potash and Athabasca are in the lands that literally surround PCS’s existing mines.
     77. Still maintaining its public “build, not buy” story, however, BHP timed the announcement of its Athabasca acquisition to occur on the same day that PCS announced its fourth quarter results for 2009, knowing that it would temper the market’s perception of PCS’s future prospects in light of BHP’s threat to become a well-funded and experienced competitor.
     78. BHP’s threat to enter the potash market in Canada was repeated the day before BHP first offered to purchase PCS. While PCS’s CEO Doyle was driving to meet with BHP’s Kloppers in Chicago (at the latter’s request), he heard of an announcement that BHP planned to open a substantial potash export facility at the Port of Vancouver, Washington. Although this announcement emphasized that BHP was acquiring space to transport significant quantities of potash from the Pacific northwest region, it notably failed to mention that BHP had not yet signed any agreement for the port facilities (an agreement is not expected until at least 2012); a new port facility was wholly unnecessary given existing export capacity in the region; and BHP would not have a scoopful of potash to ship from its supposed new mines for at least five more years. Instead, in yet another strategically-timed message, BHP was able to feed the market yet another half truth, strengthening its own image as a strong new competitor and thus weakening the view of PCS’s long-term value.
     79. Throughout this pre-offer period, a key facet of BHP’s message about the Jansen Project and related acquisitions was its repeated assertion that it would not operate its future potash mines like existing producers — that is, tailoring supply to meet but not exceed anticipated demand. Instead, BHP publicly stated on numerous occasions that it would run its potash mines just as it claims to run its mines for other minerals — 100% of the time and at full capacity without regard to fluctuating cycles of demand.
     80. Indeed, BHP’s CEO Kloppers rarely spoke of the company’s mining activities without emphasizing its purported “full” market strategy: “We do have a completely different understanding of our revenue line from our competitors. Our full capacity, market price focus is a big difference to our competitors.” (Matt Stevens, Disappointment Despite a Fine Set of Figures, The Australian, Feb. 11, 2010, available at http://www.theaustralian.com.au/ business/opinion/disappointment-despite-a-fine-set-of-figures/story-e6frg9if-1225828938420.)
     81. BHP’s announced “flat out” plan is diametrically opposed to the strategy employed by PCS currently, whereby the company closely matches its production to demand for the product. PCS adopted this strategy after the industry’s record losses in the 1980s when companies mined potash without regard to demand and prices fell. Thus, BHP knew that its announced plan to mine without regard to demand would lead PCS shareholders to conclude that BHP’s promised actions as a competitor might cause a worldwide drop in potash prices as supply increased, reducing profits for those in the industry.
     82. The potential risks of BHP’s “flat out” strategy on the Jansen Project were not lost on some analysts who cautioned: “The entrance of a large global mining company, such as BHP,

into the potash market would arguably weaken the position of the incumbent producers [like PCS], as BHP has a history of running its mines flat out.” (Euan Rocha, BHP Plan Signals Major Shift in Potash Industry, Reuters, Jan. 21, 2010, available at http://uk.reuters.com/ article/idUKTRE60K2VJ20100121 (quoting CIBC World Markets analyst Jacob Bout).)
     83. By conditioning the market for years to believe that BHP was primed to bring the full force of its worldwide financial and mining power to compete in the potash industry, BHP knew and intended to undermine investor confidence in the potash sector generally — and PCS in particular — creating an opportunity for BHP to acquire PCS shares for less than their intrinsic value.
     84. As one analyst observed after news of BHP’s proposal to acquire PCS became public: “Over the past six months, BHP has spent a good deal of time talking about its interest in the potash business, but most of the talk was couched in negative terms . . . . The net effect . . . has encouraged investors to be skeptical of the vision of the business espoused by the market leader, [PCS].” (Mark Connolly & Ashish Gupta, What Is POT Worth, CLSA, Aug. 18, 2010, at 2.) According to the same analysts:
As we see it, BHP was successful in holding back the price of POT shares. In our marketing, we have met with a number of large investors whose caution toward [PCS] was largely a function of their confidence in what BHP was saying about the way it would behave if it entered the potash business.
(Id. (emphasis added).) The same analysts, in another report that day, said:
In general, BHP’s comments and answers to questions were vague and lacking in specifics, as has been the pattern. As we see it, BHP’s comments over the past several months have served to undercut investor confidence in the investment case for POT shares. So the $130 bid represents a far lower premium than it might appear at first glance. We believe that the stock might have traded relatively close to $130 on its own, had BHP not been so vocal about its expansion plans, and how differently it might operate PotashCorp.
(Mark Connolly & Ashish Gupta, BHP to Canada: Watch Out!, CLSA, Aug. 18, 2010, at 2.)

     85. Yet another analyst noted that “BHP’s organic strategy to date has hurt [PCS]’s stock perception to date for perhaps more than its $1B spent” developing BHP’s own greenfield operations, including Jansen. (Sam Kanes, David Forster, & Lisa Wilkinson, BHP’s $130 Hostile Bid for POT Rejected, Scotia Capital, Aug. 18, 2010, at 2.)
          b. Story B — Build And Buy
     86. On August 20, 2010, BHP attempted to capitalize on these efforts, launching a hostile Tender Offer for PCS at a price ($130 per share) that grossly underestimates the present and future value of the company.
     87. Shifting gears from its long-avowed “build, not buy” strategy, BHP now signaled to the market that it would do both — acquire the market leader and still move forward to develop its greenfield sites into operating mines that would be run flat out.
     88. BHP’s move came as a shock to many analysts, some of whom “complain the bid was an ‘about-face’ by the BHP top team on ‘look into my eyes’ denials that it planned a big acquisition.” (Emilya Mychasuk, Kloppers’ Foil, Financial Times, Aug 26, 2010, available at http://www.ft.com/cms/s/0/6a7ceec4-b0a1-11df-8c04-00144feabdc0.html.) Another analyst reported:
This is quite a backflip. . . . The finance director was crystal clear that they had a better greenfield option in Athabasca and Jansen, that they did not want to do a big acquisition that would get contaminated with Canadian labour laws.
(William MacNamara, Potash Bid By BHP Puts M&A Back On Mining Agenda, Financial Times, Aug. 17, 2010, available at http://www.ft.com/cms/s/0/3be9f56a-a9ef-11df-8eb1-00144feabdc0.html?ftcamp=rss.)
     89. Perhaps attempting to disguise just how long it had been secretly targeting PCS, while at the same time espousing its “build, not buy” strategy to the marketplace, BHP stated in its Tender Offer that, “[i]n May, 2010, BHP Billiton commenced a process to consider a possible combination of BHP Billiton and PotashCorp and began conducting a financial, legal and business due diligence review of PotashCorp based on publicly available information.” (Schedule TO, Ex. B, at 33.) But when Kloppers met with Doyle little more than a week before the Tender Offer was commenced, he admitted that BHP had been “studying PCS since 2001 and more intensively since 2005.” BHP’s carefully worded statement about “commencing a process to consider a possible combination” with PCS is, therefore, a misstatement as Kloppers admitted to Doyle that BHP began looking intensively at PCS years earlier. BHP knowingly and recklessly made this misstatement to conceal its long-term intention to acquire PCS and its efforts to do so at an unfairly low price.
     90. Just five days after the Tender Offer was commenced, Kloppers told analysts that BHP was “going as hard . . . on [the Jansen Project] as we can,” and that regardless of whether or not the planned acquisition of PCS was consummated, BHP would move forward with the Jansen Project: “Graham [Kerr, the head of BHP’s Canadian Operations,] and the team there are going to . . . when we get to the approval point, try and ramp that up as quickly as possible. No changes.” (See BHP, Amendment No. 1 to Tender Offer Statement on Schedule TO (Aug. 25, 2010), at Exhibit (a)(5)(iv) to Item 12 (“Amendment 1”) (Ex. D).)
     91. Kerr reaffirmed BHP’s public stance on Jansen again two days later: “The plan remains unchanged whether we are successful [in acquiring PCS] or not.” (Cassandra Kyle, Sask. Potash Has New Dig, Saskatoon Star Phoenix, Aug. 27, 2010, available at http://www.thestarphoenix.com/Sask+potash/3448844/story.html.)
     92. Kerr also reconfirmed BHP’s commitment to the risky “flat out” concept, telling the Wall Street Journal that BHP believes in “running our assets 100% of the time and selling our products at market price.” (Phred Dvorak & Scott Killman, BHP Roils Potash Cartel, Wall St. J., Aug. 24, 2010, available at http://online.wsj.com/article/SB100014240527487041256045 75449640415573142.html.)
     93. BHP executive Andrew Mackenzie echoed this sentiment: “We as a company have a strong bias toward running our facilities at maximum capacity through thick and thin . . . . In most cases we would keep things going through the cycle and not really attempt to manage supply by pulling back production in days of slightly weaker demand.” (Cassandra Kyle, Canpotex Future Uncertain, Regina Leader-Post, Aug. 20, 2010, available at http://www.leaderpost.com/business/Canpotex+future+uncertain/3421323/story.html.)
     94. At the time it made these statements about its future plans, BHP knew and intended that the statements would have the effect of undermining investor confidence in PCS and making it more difficult for PCS shareholders faced with the coercive Tender Offer to determine the true value of their shares.
     95. BHP’s bold announcements led one analyst to observe that: “We find it difficult to reconcile BHP’s comments on its interests, and its expected operating approach, with the realities of the potash market. That gap has in the past served to reduce investor interest in PotashCorp, in our view, and helped to depress the trading value of the shares.” (Mark Connolly & Ashish Gupta, BHP to Canada: Watch Out!, CLSA, Aug. 18, 2010, at 2.)
          c. Story C — Buy, Not Build
     96. While BHP was pledging in its public statements to move forward with the Jansen Project, no matter what, the company was apparently telling a different story behind closed doors, indicating to some analysts that it had no intention of ever developing the Jansen Project.

     97. Specifically, after an August 26, 2010 breakfast with Kloppers, Bernstein Research senior analyst Paul Galloway reported: “breakfast confirmed much of what we originally suspected . . . the Jansen growth option is not viable (too costly and risky).” (Paul Galloway & James Luke, Quick Takes — BHP Billiton: Breakfast with Marius, Bernstein Research, Aug. 26, 2010.)
     98. In the last few days, other analysts have shared this skepticism of BHP’s claim that it would continue forward with its Jansen plans if its PCS acquisition is successful. Barrie Bain, director of Tunbridge Wells, England-based Fertecon, opined that BHP may push back building the Jansen Project beyond 2020 as it would be cheaper to expand the adjacent PCS assets already in operation: “They’ve said they will continue to develop that,” Bain said. “My view is that they will put it on the back-boiler and look to develop that beyond 2020. Potash Corp. has got the potential for substantial expansions at much lower cost.” (Jesse Riseborough & Maria Kolesnikova, BHP May Delay Jansen Project In Canada If It Buys Potash, Fertecon Says, Bloomberg, Sept. 14, 2010, available at http://www.bloomberg.com/news/2010-09-14/bhp-may-delay-jansen-project-in-canada-if-it-buys-potash-fertecon-says.html.)
     99. Given its global size and strength, BHP’s words and deeds have an impact that few other firms can match. By flooding the market with inconsistent and misleading statements about its intentions for entering and doing business within the potash industry, BHP has deprived PCS shareholders of their right to make a decision about the Tender Offer based on complete and truthful information. BHP made its statements knowingly and recklessly without regard to the impact they would have on PCS shareholders who were deciding whether to tender their shares.
     100. PCS shareholders cannot at this point reasonably know BHP’s actual intentions with respect to running PCS or becoming a competitor of PCS, and these issues are highly material to the shareholders’ decision on BHP’s Tender Offer. For example, a shareholder might decide it is better to tender if he or she believes that BHP would otherwise enter the market independently, drive down the worldwide price of potash, devalue all potash producers (including PCS), and leave his or her shares worth potentially less in the future than the $130 per share offer currently on the table. But if BHP’s threat to become a competitor is revealed as a smokescreen, the shareholder might behave very differently.
     101. In any event, PCS shareholders are entitled to know the truth and which of the multiple stories BHP has told, if any, reflects BHP’s true plans for the potash industry. Accordingly, BHP should be required to amend its Tender Offer materials to state affirmatively its true plans and intentions.
3.	BHP Has Taken Inconsistent Positions About Its Plans for Canpotex, Confusing the Market and PCS Shareholders.
     102. BHP has also knowingly and recklessly sown confusion in the market regarding how it intends to transport and to market its potash, whether it enters the industry independently or by acquiring PCS. Specifically, BHP has taken inconsistent positions about its plans for Canpotex, both in its Tender Offer disclosures and in its public statements relating to the Tender Offer.
     103. As set forth above, BHP was required by law to disclose any plans that would result in a material change in PCS’s business. In the section of BHP’s Schedule TO entitled “Plans for PotashCorp,” BHP makes the following statements about Canpotex:
BHP Billiton will work with the Canpotex shareholders in order to further understand existing agreements and establish the basis for a relationship that provides for continuous and undisrupted supply to export markets and ultimately permits BHP Billiton to market its potash independently. BHP Billiton intends that PCS will continue to honour existing commitments and contractual arrangements PCS has entered into in relation to Canpotex.

(Schedule TO, Ex. B, at 36.) These statements fail to reveal BHP’s true plans for Canpotex, and they (as well as BHP’s public statements) are designed to create the impression that BHP will operate independently of Canpotex and as a competitor of PCS if the Tender Offer does not succeed. BHP knowingly and recklessly made these statements to maintain the threat that it would enter the market and damage Canpotex and potash producers in the Saskatchewan region.
     104. The provincial government of Saskatchewan is a strong supporter of Canpotex. For example, the government subjects potash to a special taxation scheme designed to encourage participation in Canpotex. (See The Potash Production Tax Regulations (The Mineral Taxation Act of 1983), ch. M-17.1 Reg. 6 (1990) (Sask.) (providing tax incentives for potash producers in Saskatchewan to participate in the “industry sales organization,” called “Canpotex Ltd.” to coordinate “offshore sales”).)
     105. Prior to its Tender Offer for PCS, BHP made clear that it planned to bypass Canpotex and sell its Jansen-produced potash independently. At the time that news of the Athabasca acquisition became public in January 2010, BHP’s Kerr told Canada’s National Post that, while selling through Canpotex was an option, BHP was likely to use its internal marketing team instead: “We run a centralized marketing model in the group, and those guys do a fantastic job.” (Peter Koven, BHP May Snub Potash Cartel, National Post, Jan. 25, 2010, available at http://www.financialpost.com/news-sectors/story.html?id=2487720 (quoting Graham Kerr).)
     106. On August 11, 2010, about one week before its offer to acquire PCS was made public, BHP made its supposed intent to abandon Canpotex even more clear for the potash investment community. On that day, BHP’s preliminary agreement with the Port of Vancouver, Washington that ultimately would result in a nearly 60 acre lease of land and the eventual construction of an off-site export facility for its potash supplies was announced. Such a facility would only be necessary in the event BHP planned not to utilize Canpotex’s export facility located just 20 miles away at the Port of Portland, Oregon.
     107. In its Tender Offer materials, on the other hand, BHP stated both that it “will work with the Canpotex shareholders in order to . . . establish the basis for a relationship that provides for continuous and undisrupted supply to export markets and ultimately permits BHP Billiton to market its potash independently” and that it “will continue to honour existing commitments and contractual arrangements [PCS] has entered into in relation to Canpotex.” (Schedule TO, Ex. B, at 36.)
     108. The same day the Tender Offer was commenced, BHP executive Andrew Mackenzie once again shunned Canpotex, telling Canadian newspapers that BHP “would normally market our own production” and does not “do anything else with any other product where we sell through a club, if you like.” He further stated that BHP’s approach was “slightly different to what Canpotex would be prepared to do in the past.” (Cassandra Kyle, Canpotex Future Uncertain, The Regina Leader Post, Aug. 20, 2010, available at http://www.leaderpost.com/business/Canpotex+future+uncertain/3421323/story.html.)
     109. After sticking to its “no Canpotex” pledge in the days leading up to and immediately after its Tender Offer, however, BHP later altered its stance in the face of increasing concern from Saskatchewan government officials, who indicated that Canpotex is important to Saskatchewan and expressed concern about the possibility of BHP withdrawing from Canpotex.
     110. On August 25, 2010, Kloppers told Canada’s largest national newspaper, The Globe and Mail, that “[w]ithout all the [Canpotex] shareholders coming to a mutual understanding . . . [BHP leaving Canpotex is] not going to happen. . . . Partners are partners. They’re different from competitors. . . . Getting into a bad blood situation with other [Canpotex]

shareholders . . . would be reasonably silly on my behalf.” (Brenda Bouw, BHP Backtracks On Canpotex Stance, The Globe and Mail, Aug. 27, 2010, available at http://www.theglobeandmail.com/globe-investor/potash/bhp-backtracks-on-canpotex-stance/article1684308/.)
     111. BHP and Kloppers knew that their conflicting statements on Canpotex would keep alive the fear that BHP might enter the potash market independently while appearing to satisfy local concerns that BHP’s acquisition of PCS would not hurt Canpotex and the Saskatchewan region. Based on the confusing statements made by BHP, PCS shareholders have no firm sense of BHP’s intentions regarding Canpotex. For example, in an interview published September 9, 2010, BHP changed its tune yet again, with its spokesperson stating that “BHP was committed to going its own way if it acquired [PCS].” (Ian Austen, Takeover Bid Shines Spotlight On Crucial Player In Potash, New York Times, Sep. 9, 2010, available at http://www.nytimes.com/2010/09/10/business/global/10potash.html.)
     112. During the two days before the filing of this Complaint, Kloppers continued to obfuscate BHP’s true plans with respect to Canpotex. On September 20, the Regina Leader Post reported that Kloppers “did not see participation in Canpotex as a major problem” (John Burton, Viewpoints: Privatizing Potash A Devine Error, The Leader-Post, Sept. 21, 2010, available at http://www.leaderpost.com/news/ Privatizing+potash+Devine+error/3553894/story.html), and the Toronto Star reported that Kloppers described Canpotex’s infrastructure as “unrivalled” and that BHP has “no intention to duplicate that” (BHP Billiton Fails to Win Over Saskatchewan Premier, The Toronto Star, Sept. 20, 2010, available at http://www.thestar.com/business/ article/863901--bhp-billiton-fails-to-win-over-saskatchewan-premier). Yet, one day later, after a meeting between Kloppers and the editorial board of The Globe and Mail, the newspaper reported that BHP “is sticking to its strategy to some day breaking up the powerful Canpotex potash marketing arm if it buys [PCS] despite an outcry from the province and its peers.” (Brenda Bouw & Tim Kiladze, Canpotex Breakup Will Happen Eventually: BHP CEO Kloppers, Globe and Mail, Sept. 21, 2010, available at http://www.theglobeandmail.com/ report-on-business/canpotex-breakup-will-happen-eventually-bhp-ceo-kloppers/article1716883/.)
     113. BHP’s threat to abandon Canpotex and build its own export facility in Vancouver, Washington is designed to influence PCS shareholders because it appears to contradict rational economic behavior. Canpotex has spent years building, refining, and perfecting an extensive infrastructure to efficiently and profitably market, sell, and transport potash to customers in various countries. BHP has none of that costly infrastructure in place and does not need to develop new export facilities with additional capacity. Confirming these principles, Agrium’s CEO, Mike Wilson, commented that “BHP would be crazy to leave” Canpotex. (Javier Blas & Bernard Simon, BHP Faces Potash Cartel Backlash, Financial Times, Aug. 26, 2010, available at http://www.ft.com/cms/s/0/13f300cc-b13a-11df-b899-00144feabdc0.html.)
     114. PCS shareholders considering whether to tender their shares have a right to know BHP’s true intentions with regard to Canpotex because BHP’s intentions will bear on PCS shareholders’ decision of whether to tender their shares.
4.	BHP Has Made Misleading Statements to the Market and Even to PCS Customers Regarding Its Plans to Divest Substantial Portions of PCS’s Business.
     115. In another effort to disrupt PCS’s current business operations and the perception of PCS’s intrinsic value, BHP has told analysts and others of its plan to divest large portions of PCS’s secondary assets if the Tender Offer succeeds. These statements were made knowingly and recklessly with the intent to damage PCS’s business and depress views of its value in hopes of improving BHP’s chances to acquire the company.

     116. Schedule TO and Item 6 of Regulation M-A of the Exchange Act specifically require a tender offeror to disclose any plans, proposals, or negotiations that would result in “any purchase, sale, or transfer of a material amount of assets of the subject company or any of its subsidiaries.” (See 17 C.F.R. § 240.14d-100; 17 C.F.R. § 229.1006(c)(2); and 17 C.F.R. § 240.14d-6(d)(1).)
     117. BHP’s Schedule TO makes no mention of any plan to sell off PCS’s business lines and instead expressly states that BHP has “no current plans or proposals or negotiations that relate to or would result in . . . any purchase, sale or transfer of a material amount of assets of [PCS] or any of its subsidiaries.” (Schedule TO, Ex. B, at 36.) In light of BHP’s subsequent public statements, however, this assurance appears to be false and misleading.
     118. After a conference call with BHP’s chief commercial officer, Alberto Calderon, on August 26, 2010, one analyst reported that “BHP said that 70 percent of the value [of PCS] is in the potash assets and that it would probably look to possibly divest the nitrogen and perhaps the phosphates business.” (Mark Gulley, Potash Corp. POT ($144.82) Hold BHP Conference Call. Massively Deploying Capital To Go For Market Share in KCl, Soleil Securities, Aug. 26, 2010, at 1.)
     119. In addition, BHP has contacted PCS’s current customers directly and raised doubts about whether it will continue to supply them with nitrogen and phosphate products if it acquires PCS. BHP knows full well that such actions will drive away customers who “one-stop shop” with PCS for various mineral needs, thereby decreasing PCS’s profitability in the short term and making BHP’s offering price look more attractive before the Tender Offer expires on November 18, 2010. Given that BHP is, by its own admission, five years away from operating its own potash mines, the only plausible reason for BHP to contact PCS’s customers is to interfere with PCS’s business, depress current operating results, and negatively influence perceptions of PCS’s true value.
     120. Once again, however, BHP has made false and confusing statements to the market about its plans for PCS’s phosphate and nitrogen business. Even as it was telling PCS customers and analysts that it intended to sell off the nitrogen and phosphate business, BHP demurred when pressed on this issue by the media, claiming that “[a]t this stage BHP Billiton has no plans to sell any Potash Corp assets. Our offer is for the whole company, including the phosphate and nitrogen businesses.” (Euan Rocha & Michael Erman, BHP Denies Plans to Divest Potash Assets, Reuters, Aug. 31, 2010, available at http://www.reuters.com/article/ idUSTRE67G1R620100830.)
     121. PCS shareholders have a right to know the full extent of BHP’s plans in order to make a fair evaluation of the Tender Offer.
5.	BHP Has Attempted to Mislead PCS Shareholders Into Accepting Its Low-Ball Offer by Falsely Asserting that Arbitrageurs Will Control the Outcome of the Tender Offer.
     122. BHP’s campaign to negatively impact PCS’s perceived long-term value has not been limited to false statements and omissions concerning the conditions of the Tender Offer and its plans for PCS and potash operations.
     123. One of BHP’s additional strategies is intended to move PCS shares out of the hands of long-term investors and into the hands of arbitrageurs, short term or “fast money” investors, who aim to profit from the difference between a target’s share price after a takeover announcement and the closing price at completion, and who create movements in the market unrelated to the shares’ intrinsic value.
     124. In an August 25, 2010 interview with CNBC discussing BHP’s recent earnings report, Kloppers stated “[a] huge chunk of this register has changed hands in the last week — I think over 40 percent of the register. . . . Clearly there are a lot of arbitrageurs in there. There are a lot of hedge funds and so on.” (Michael Erman, Fast Money Pours Into Potash But Influence Limited, Reuters, Aug. 26, 2010, available at http://www.reuters.com/article/ idUSTRE67P1PZ20100829.) Kloppers went on to say that the “fast money” shareholders make the decisions at the end of the day, implying that it was this mass of arbitrageurs, and not PCS’s long-term shareholders, who will control the fate of BHP’s Tender Offer. (Id.) Kloppers made these statements knowingly or with reckless disregard for their impact on PCS shareholders. The clear aim of the statements was to convince PCS shareholders that BHP would receive sufficient tenders to close the offer and that non-tendering shareholders would be left out in the cold after so-called “fast money” forced the deal through.
     125. Kloppers’s statements are false and misleading. According to a Financial Times article on August 29, 2010, “only about a fifth of the traded stock represents a real change of ownership,” while the remaining volume of trades “is simply churn between investing shareholders.” (Helen Thomas, Potash Arbitrage Deals Under Scrutiny, Financial Times, Aug. 29, 2010, available at http://www.ft.com/cms/s/0/b2710930-b395-11df-81aa-00144feabdc0.html?ftcamp=rss.) More importantly, according to the Financial Times, “[a]rbitrage ownership of [PCS] remains in the mid single-digits,” limiting the influence that the so-called “fast money” shareholders can exert. (Id.) Indeed, according to one of the arbitrage investors who owns PCS shares, the success of BHP’s Tender Offer will be decided “by the large institutions. . . . They are the ones that will drive the price and make the money.” (Id.)
     126. Section 14(e) of the Exchange Act prohibits materially false and misleading statements relating to a tender offer. BHP’s statements are plainly material to PCS shareholders, and the knowingly false information BHP has disseminated should be corrected by BHP.

COUNT I
Violations of Section 14(e), 15 U.S.C. § 78n(e)
     127. PCS repeats and re-alleges paragraphs 1 through 126 hereof as if fully set forth herein.
     128. BHP has made a Tender Offer to acquire at least a majority of the outstanding shares of PCS, which are traded on the NYSE. In connection with the Tender Offer, BHP has filed with the SEC a Schedule TO and various amendments thereto containing BHP statements about the Tender Offer. BHP, through its officers, has also made public statements to the press and analysts about the Tender Offer.
     129. In its Schedule TO, amendments to the Schedule TO, and other public statements, BHP has made untrue statements of material fact or omitted to state material facts necessary to make the statements made, in light of the circumstances, not misleading, and engaged in fraudulent, deceptive, or manipulative practices. Specifically, as detailed above, BHP has engaged in fraudulent, deceptive, or manipulative practices and misrepresented or omitted material facts concerning: (a) the BHP shareholder vote requirement; (b) the perceived value of PCS shares; (c) BHP’s plans to develop the Jansen Project and run its mines at 100% regardless of demand; (d) BHP’s intentions regarding Canpotex; (e) BHP’s plans to divest nearly 30% of PCS’s assets relating to production of nitrogen and phosphates; and (f) BHP’s misstatements concerning the percentage of PCS shares that are in the hands of arbitrageurs.
     130. BHP’s misrepresentations and omissions are material because a reasonable investor, in deciding how to invest, would have considered it important to know about additional conditions for the Tender Offer, BHP’s plans for PCS and the potash industry, and the likelihood that certain PCS shareholders might tender their shares. BHP’s misrepresentations and omissions altered the total mix of information that should have been available to PCS shareholders who are deciding whether to tender their shares.
     131. BHP knew or should have known that its failure to disclose the true facts was, and continues to be, of material importance to all investors who are deciding whether to tender their shares.
     132. BHP’s material misrepresentations and omissions were made knowingly or recklessly in an effort to influence and deceive PCS investors into tendering their shares based on an incomplete and incorrect set of facts.
     133. As a direct and proximate result of BHP’s misleading statements and omissions relating to the Tender Offer, PCS shareholders lack the material facts they need to make — and thus cannot make — an informed decision on whether to tender and receive $130 per share, retain their investment in hopes that the share price will go higher, or wait for a new or higher bid to be presented.
     134. PCS shareholders have relied upon the Tender Offer, the amendments to the Tender Offer, and BHP’s public statements about the Tender Offer and have a right to rely upon this information as being truthful and complete. In fact, BHP contemplates that nearly 50% of PCS’s outstanding shares could remain outstanding even after the Tender Offer is complete. (Schedule TO, Ex. B, at 21.) Therefore, non-tendering and partially-tendering shareholders have a vital interest in full disclosure of BHP’s future plans or proposals for PCS. Although BHP has revealed its plans to extinguish the ownership of non-tendering shareholders, there is no guarantee that these efforts will succeed. This is precisely why the SEC’s rules require disclosure of future plans and proposals, regardless of how the company plans to complete its acquisition. (See 17 C.F.R. §§ 240.14d-100; 229.1006(c); 240.14d-6(d)(1).) PCS shareholders simply cannot decide whether tendering, in whole or in part, is in their best interest without a complete and accurate understanding of BHP’s plans or proposals for PCS.
     135. Given the high stakes involved, the law recognizes that irreparable harm is inherent whenever investors are asked to tender their shares without the full and complete information to which they are entitled. This is especially true where the material false statements or omissions are targeted to impact how the investors perceive the value of those shares.
     136. As discussed above, BHP’s various actions, statements, and omissions over the course of several years have been designed to manipulate and confuse the market as to the true value of PCS shares, painting a picture of the future of the potash industry in which it is better to cash out for a low price than to stay put and watch BHP make good on its stated plans to enter the market and crater the worldwide price for potash. This disinformation campaign has left PCS investors without the truthful information they need to accurately value their shares and thus to evaluate the fairness of BHP’s $130 per share offer.
     137. If the Tender Offer is allowed to proceed, uncorrected, these misrepresentations and omissions will deprive PCS shareholders of the opportunity to make fully informed decisions about the future of PCS, and both PCS and its shareholders will be irreparably harmed. PCS shareholders will be forced to make a decision without the information to which they are legally entitled. And once the deal is done, there will be no way to unwind it and provide these shareholders with any adequate relief.
     138. PCS has no adequate remedy at law that can erase or even mitigate the effect of BHP’s concerted efforts to mislead and confuse the marketplace. PCS shareholders need the truth, and they need it sufficiently in advance of any deadline to decide whether to tender their shares.

     139. By intentionally or recklessly misrepresenting and omitting material information in connection with its Tender Offer, BHP has violated Section 14(e) of the Exchange Act, 15 U.S.C. § 78n(e). The true and material information omitted from the Tender Offer is largely in the sole possession of BHP. Particularly in light of BHP’s widespread dissemination of misinformation to the public to date, its failure to provide a complete and accurate picture for shareholders in the Tender Offer is a violation of federal securities laws.
     140. BHP must make full and accurate disclosures so that PCS investors can at last have the information that they need, and to which they are legally entitled, in order to evaluate whether to tender their shares. These corrective disclosures must be transmitted to the public with a degree of intensity and credibility sufficient to effectively counterbalance any misleading impression created by previous disclosures. Furthermore, discovery in advance of BHP’s corrective disclosures is required in order to evaluate whether those future disclosures are in fact complete, accurate, and credible.
     141. PCS investors also must be afforded sufficient time to consider BHP’s new disclosures before being asked to make their tender decision. BHP spent literally years sowing disinformation in the marketplace, attempting to undermine investor confidence in the value of PCS. The results of such a lengthy and multi-faceted campaign cannot be unwound immediately when BHP is at last forced to tell the truth. It will take time for the market to settle, and for investors to see accurately the value of PCS, free of the cloud of BHP’s improper actions, and to be able gauge for themselves whether $130 per share is a fair price.
COUNT II
Declaratory Relief Under 28 U.S.C. § 2201
     142. PCS repeats and re-alleges paragraphs 1 through 126 hereof as if fully set forth herein.

     143. For the reasons set forth above, BHP has made false and misleading statements and material omissions in connection with the Tender Offer and in materials disseminated to the investing public and filed with the SEC, including its Schedule TO and amendments thereto. Defendants have accordingly violated the rights of PCS’s shareholders to receive full and accurate information concerning: (a) the BHP shareholder vote requirement; (b) the true value of PCS stock; (c) BHP’s plans to develop the Jansen Project and run its mines at 100% regardless of demand; (d) BHP’s intentions regarding Canpotex; (e) BHP’s plans to divest nearly 30% of PCS’s assets relating to production of nitrogen and phosphates; and (f) BHP’s misstatements concerning the percentage of PCS shares that are in the hands of arbitrageurs.
     144. Defendants made these materially false and misleading statements and omissions recklessly, knowingly, or intentionally.
     145. If left uncorrected, the false and misleading statements and omissions of material fact contained in the Schedule TO, including amendments, will deprive PCS shareholders of the full and accurate information to which they are entitled and PCS and its shareholders will be irreparably harmed.
     146. Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201 because an actual controversy exists regarding the propriety of Defendants’ statements and disclosures under Section 14(e) of the Exchange Act.
     147. Plaintiffs have no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, PCS respectfully requests that this Court issue an order:
     A. Declaring that BHP’s Tender Offer to acquire shares of PCS violates Section 14(e) of the Exchange Act, 15 U.S.C. § 78n(e), by misrepresenting or failing to inform investors of material facts, and engaging in fraudulent, deceptive or manipulative acts concerning: (a) the

BHP shareholder vote requirement; (b) the perceived value of PCS shares; (c) BHP’s plans to develop the Jansen Project and run its mines at 100% regardless of demand; (d) BHP’s intentions regarding Canpotex; (e) BHP’s plans to divest nearly 30% of PCS’s assets relating to production of nitrogen and phosphates; and (f) BHP’s misstatements concerning the percentage of PCS shares that are controlled by arbitrageurs;
     B. 1. Preliminarily and permanently enjoining the Defendants from taking further steps to consummate the Tender Offer or acquiring PCS shares because of their fraudulent, deceptive, or manipulative acts; or, in the alternative,
          2. (a) Directing the Defendants to make full and complete corrective disclosures to PCS shareholders regarding their materially misleading statements and omissions; and
               (b) Preliminarily enjoining the Defendants and other persons or entities acting in concert with them from taking further steps to consummate the Tender Offer or acquiring shares in PCS until the above-referenced corrective disclosures have been made and the effects of BHP’s misleading statements to the market have dissipated and shareholders have had the opportunity to review and consider the corrective disclosures for no fewer than 60 days;
     C. Preliminarily and permanently enjoining the Defendants and other persons or entities acting in concert with them from further violations of the federal securities laws;
     D. Awarding PCS its costs and reasonable attorneys fees; and
     E. Providing such other relief as the Court may deem just and proper.

Dated: September 22, 2010	/s/ Lee Ann Russo
Daniel E. Reidy (IL Bar No. 2306948)
Email: dereidy@jonesday.com
Lee Ann Russo (IL Bar No. 06181656)
Email: larusso@jonesday.com
Jason G. Winchester (IL Bar No. 6238377)
Email: jgwinchester@jonesday.com
JONES DAY
77 West Wacker
Chicago, IL 60601-1692
Telephone: (312) 782-3939
Facsimile: (312) 782-8585

OF COUNSEL:
Patricia J. Villareal
Email: pjvillareal@jonesday.com
Thomas R. Jackson
Email: trjackson@jonesday.com
Michael L. Davitt
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JONES DAY
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Meir Feder
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N. Scott Fletcher
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JONES DAY
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ATTORNEYS FOR PLAINTIFF POTASH
CORPORATION OF SASKATCHEWAN INC.